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                             July 13, 2020

       Vijay Manthripragada
       President and Chief Executive Officer
       Montrose Environmental Group, Inc.
       1 Park Plaza, Suite 1000
       Irvine, CA 92614

                                                        Re: Montrose
Environmental Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Response dated July
13, 2020
                                                            File No. 333-239542

       Dear Mr. Manthripragada:

              We have reviewed your correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Correspondence submitted on July 13, 2020

       Appendix B
       Recent Developments, page 11

   1. We note your statement in your proposed disclosure that your final results "may vary, and such variations may be
material." If you choose to disclose preliminary results, you should be able to assert that
the actual results are not expected to differ materially from that reflected in the
preliminary results. Accordingly, please remove this statement, as it implies that investors
should not rely on the information presented.
   2. Please tell us why you believe presenting revenue without presenting additional financial statement line items
and narrative disclosure related to your costs or expenses would permit investors to
draw appropriate conclusions regarding your financial condition. At a
 Vijay Manthripragada
Montrose Environmental Group, Inc.
July 13, 2020
Page 2
         minimum, please discuss whether the trends evidenced in the preliminary financial results for the period covered are consistent with the trends discussed in Management's
         Discussion and Analysis of Financial Condition and Results of
Operations.
       Please contact Jennifer L pez at 202-551-3792 or Mara Ransom at 202-551-3264 with any questions.



FirstName LastNameVijay Manthripragada                       Sincerely,
Comapany NameMontrose Environmental Group, Inc.
                                                             Division of
Corporation Finance
July 13, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName